Adorys Velázquez avelazquez@velaw.com

Tel +1.212.237.0036 Fax +1.917.849.5352

October 1, 2013

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Sprague Resources LP
Registration Statement on Form S-1 File 333-175826

Ladies and Gentlemen:

Reference is hereby made to our letter dated September 24, 2013 to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), whereby we, on behalf of Sprague Resources LP (the “Partnership”), submitted to the Staff the proposed offering terms of the initial public offering, including the bona fide price range pursuant to Item 503(b)(3) of Regulation S-K (such pricing terms to be included in a future amendment to the Registration Statement on Form S-1, File No. 333-175826 (the “Registration Statement”)).

On behalf of the Partnership, we hereby submit certain pages of the Registration Statement that set forth revised data with respect to dilution and pro forma net income per unit. This revised dilution and pro forma net income per unit data will be incorporated into a future amendment to the Registration Statement.

Should the Staff have any questions or comments, please contact Adorys Velázquez of Vinson & Elkins L.L.P. at (212) 237-0036.

Very truly yours,

/s/ Adorys Velázquez
Adorys Velázquez

Enclosures

Cc:	Caroline Kim (Commission)
Laura Nicholson (Commission)
Paul A. Scoff (Registrant)
Gary Rinaldi (Registrant)
Joshua Davidson (Baker Botts L.L.P.)
Douglass M. Rayburn (Baker Botts L.L.P.)

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